UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person **Hay III, Lewis**	2. Issuer Name **and** Ticker or Trading Symbol **FPL Group, Inc. (FPL)**	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)			
(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	X	Director		10% Owner
		X	Officer (give title below)		Other (specify below)
FPL Group, Inc. **700 Universe Boulevard**	4. Statement for Month/Day/Year **February 11, 2003**	**(1)**			
(Street)	5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line)			
Juno Beach, FL 33408		X	Form filed by One Reporting Person		
(City) (State) (Zip)			Form filed by More than One Reporting Person		

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	A or D	Price			
Common Stock	- -	- -	- -	- -	- -	- -	- -	**564.6715**	**I**	**By Thrift Plan Trust**
Common Stock	- -	- -	- -	- -	- -	- -	- -	**5,000**	**I**	**By Hay Family Limited Partnership**
Common Stock	2/11/03	- -	F [2]		1,502	D	$55.11	44,722 [3]	D	

FORM 4 (continued)		Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)										
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/Day/Year)	3A. Deemed Execu-tion Date, if any (Month/Day/Year	4. Trans-action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Trans-action(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

(1)   Chairman of the Board, President and Chief Executive Officer and Director of FPL Group, Inc.; Chairman of the Board and Chief Executive Officer and Director of Florida Power & Light Company (subsidiary of Issuer).

(2)   Restricted stock withheld by Issuer to satisfy tax withholding obligation on vesting of restricted stock which was granted on February 11, 2002.

(3)   Receipt of 1,600 shares deferred until Mr. Hay's retirement.

DENNIS P. COYLE   **February 12, 2003**

Signature of Reporting Person   Date